UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
____________________________
FORM 11-K
____________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from              to
Commission file number: 001-34654

Washington Federal Bank 401(k) Plan
(Full title of the plan)
____________________________
Washington Federal, Inc.
(Name of issuer of the securities held pursuant to the plan)
____________________________

Washington	91-1661606
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification Number)
425 Pike Street
Seattle, WA 98101
(Address of the plan and address of issuer's principal executive offices)

WASHINGTON FEDERAL BANK 401(k) PLAN
AS OF DECEMBER 31, 2019 AND 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Committee, Trustees and Participants of
Washington Federal Bank 401(k) Plan

Opinion on the Financial Statements

We have audited the accompanying statements of net assets available for benefits of the Washington Federal Bank 401(k) Plan (the “Plan”) as of December 31, 2019 and 2018, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2019 and 2018, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on the Plan’s financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (“PCAOB”) and are required to be independent with respect to the Plan in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Opinion on the Supplemental Information

The supplemental information included in Schedule H, line 4(i) – Schedule of Assets (Held at End of Year) as of December 31, 2019, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting and Disclosure under Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedule is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Moss Adams LLP

Seattle, Washington
June 26, 2020

We have served as the Plan’s auditor since 2005.

WASHINGTON FEDERAL BANK 401(k) PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2019 AND 2018

	December 31, 2019	December 31, 2018
Assets:
Cash and cash equivalents	$43,781	$34,654,531
Investments, at fair value:
Washington Federal, Inc. common stock	14,590,871	10,977,783
Mutual funds	119,428,797	63,280,134
Collective trust	2,821,129	3,790,532
Total investments at fair value	136,840,797	78,048,449
Net assets available for benefits	$136,884,578	$112,702,980
See accompanying notes to the financial statements.

WASHINGTON FEDERAL BANK 401(k) PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

	December 31, 2019	December 31, 2018
Additions:
Net appreciation (depreciation) in fair value of investments	$10,187,640	$(9,738,798)
Interest earned on investments	182,503	379,161
Cash dividends on common stock	13,904,710	3,254,505
Contributions:
Employer (including Safe Harbor match)	7,335,421	6,778,674
Participants	6,413,691	5,359,038
Rollovers	813,888	1,121,413
Total contributions	14,563,000	13,259,125

Total additions	38,837,853	7,153,993

Deductions:
Benefits paid to participants	14,363,713	16,734,379
Fund expenses	292,542	284,946
Total deductions	14,656,255	17,019,325

Net change	24,181,598	(9,865,332)
Net assets available for benefits:
Beginning of the year	112,702,980	122,568,312
End of the year	$136,884,578	$112,702,980
See accompanying notes to the financial statements.

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2019 AND 2018

NOTE 1–DESCRIPTION OF PLAN

The following description of the Washington Federal Bank 401(k) Plan (the "Plan"), including changes resulting from transition, provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions. Effective February 1, 2019, the third-party administrator for the Plan was transitioned from The Newport Group to Fidelity Management Trust Services ("Fidelity").
General - The Plan is a defined contribution profit sharing plan for substantially all employees of Washington Federal Bank, National Association, a subsidiary of Washington Federal, Inc. (collectively, the "Employer" or the "Company") and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).
Employees are eligible to participate in the Plan on the first day of the calendar month following the completion of 30 days of employment. Such eligible employees can make contributions at that time but does not become eligible for the Employer's profit sharing or matching contribution until the first entry date after day of the calendar quarter (January 1, April 1, July 1 or October 1) following the completion of the one year of service requirement. The Plan defines one year of service as a 12-month period in which the eligible employee works at least 1,000 hours of service and the first eligibility service period starts on the first day of employment. After the first 12-month eligibility service period, if the Plan needs to measure another eligibility service period (e.g., if the employee does not complete 1,000 hours of service in the first 12-month period), the Plan will measure the eligibility service period on a Plan Year basis.

Contributions - Under provisions of the Plan, all participants may make voluntary after-tax contributions of their eligible earnings as defined by the Plan. In addition, participants may make pre-tax contributions up to the statutory limits of $19,000 and $18,500 for 2019 and 2018, respectively, plus a “catch-up” amount of $6,000 for both 2019 and 2018 for those who have attained age 50 or over at the end of the calendar year to their 401(k) deferral contributions account. All new employees are automatically enrolled, unless they opt out, for a 1% participant contribution to their 401(k) account. The Plan includes a “safe harbor” feature which provides for a matching contribution equal to 100% of an employee’s 401(k) elective pre-tax deferral, not exceeding 4% of their compensation for the Plan Year. Employer profit sharing contributions to the Plan are determined by the Board of Directors based on the Company’s net operating income. Contributions are allocated to the Employer profit sharing account of each participant in the same proportion that each participant’s eligible compensation for the period bear to the total eligible compensation of all such participants for such period. The annual addition from contributions to an individual participant’s account in the Plan cannot exceed the lesser of 100% of a participant’s compensation or $56,000 and $55,000 for 2019 and 2018, respectively.
In order to be eligible to receive an allocation of the Employer’s profit sharing contribution for the Plan Year, a participant must complete 1,000 hours of service during the Plan Year and be employed on the last day of the Plan Year (December 31st). Employer profit sharing contributions totaled 7% of participants’ eligible compensation for the years ended December 31, 2019 and 2018.

Participant Accounts - Each participant’s account is credited with the participant’s contribution and allocations of (a) the Employer’s profit sharing contribution (b) the Employer safe harbor matching contribution and (c) Plan earnings. Allocations are based on participant earnings and account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the vested amount of the participant’s account(s).

Investment Options - The Plan has established eight accounts to which contributions may be directed and two investment options:
a. Accounts-
•Voluntary contributions account: After-tax contributions of a participant
•401(k) deferral contributions account: Tax-deferred (pre-tax) contributions of a participant
•Roth Deferral Account: Taxed contributions of a participant (Effective February 1, 2019)
•Employer Safe Harbor Matching Contribution Account: Employer contribution equal to 100% of an employee’s 401(k) elective deferral, not exceeding 4% of their eligible compensation for the Plan Year
•Rollover contributions account: Tax-deferred contributions rolled over from qualified plans of a participant’s previous employer(s)
•In-Plan Roth Rollover Contributions Account: Contributions rolled over from qualified, In-Plan, tax-deferred accounts entitled to distribution (Effective February 1, 2019)
•In-Plan Roth Transfer Contributions Account: Contributions under the Plan rolled over from qualified, In-Plan, tax-deferred accounts not entitled to distribution (Effective February 1, 2019)
•Employer profit sharing account: Contributions authorized by the Board of Directors and paid by the Company to the participant’s account initially invested in the plan pooled investments and provides participants the ability to transfer fully vested amounts to various mutual funds monthly

b. Investments-
•Washington Federal, Inc. common stock: Limited to 50% of a participant's balance
•Mutual funds: Diverse menu of participant-directed mutual funds offered through Fidelity (the Plan’s trustee and record-keeper)

Vesting - Participants are immediately vested in their own contributions to their voluntary contribution accounts and to their 401(k) deferral contribution accounts. The employer safe harbor match contribution is also fully vested at the time of match. Withdrawals made upon termination are subject to vesting restrictions, which limit withdrawal of Company profit sharing account contributions if the participant has completed less than six years of continuous service. Participants who have completed six or more years of service are fully vested in Company profit sharing contributions to their accounts. Participants also become fully vested in Company profit sharing contributions upon death, total and permanent disability, or retirement on the normal or deferred retirement date. A continuous year of service consists of a minimum of 1,000 hours of employment during a calendar year.
The Plan provides employees with the following vesting schedule with regard to Company profit sharing contributions:

Service Year Completed	Percentage Vested

1	—%
2	20%
3	40%
4	60%
5	80%
6 or more	100%
Forfeitures - Participants have a non-forfeitable interest in their vested account balances upon termination from the Plan. Unvested account balances are subject to forfeiture and are used to reduce future employer contributions to the Plan. If participants re-enter the Plan before incurring five consecutive one-year breaks in service, the forfeited amounts shall be restored upon repayment of any amounts previously distributed to the participants. As of December 31, 2019 and 2018, forfeited non-vested accounts totaled $62,308 and $15,394, respectively. Forfeited non-vested amounts of $405,683 and $369,871 were used to reduce Employer contributions and pay plan expenses in accordance with Plan provisions in 2019 and 2018, respectively.
Benefits - In accordance with the terms of the Plan, a participant, upon either retirement, termination, death, or disability, may elect alternative methods of benefit payments, including:
•One lump-sum cash distribution
•Cash Installment payments
•Purchase of an annuity contract selected by the participant and approved by the trustees
•Any other method of distribution not extending the payment period beyond the joint life expectancy of the participant and his or her designated beneficiary, as approved by the trustees

In the event of employee termination, the vested portion of the participant’s share is to be distributed as soon as practicable.
Participant Loans - The Plan does not allow participants to withdraw funds from their accounts as participant loans.
Administrative Expenses - Each participant pays an annual fee of $35 deducted quarterly for participants with balances up to $2,000 or $63 for participants over $2,000, plus a share of any additional Plan expenses, based on the participant’s portion of the Plan assets. Additional Plan expenses could include fees paid to auditors, investment advisors, attorneys, etc. Plan expenses and record keeping fees paid were $292,542 and $284,946 for the year ending December 31, 2019 and 2018, respectively.

NOTE 2–SUMMARY OF ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared on the accrual basis of accounting. Plan assets exclude those funds used to purchase annuities.
Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.
Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. Quoted market prices, if available, are used to value investments. Mutual funds are valued at the net asset value ("NAV") of shares held by the Plan at year end. See Note 3 for discussion of fair value measurements. Interest income is recorded as earned on the accrual basis. Dividend income is recorded on the ex-dividend date. Net appreciation or depreciation of investments represents the change in fair value during the year, plus realized gains and losses. Purchases and sales of securities are reflected on a trade-date basis.
Payment of Benefits - Benefits are recorded when paid.
New Accounting Standards - The Plan did not adopt any new guidance during 2019.

NOTE 3–FAIR VALUE MEASUREMENTS

U.S. GAAP defines fair value as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. U.S. GAAP also establishes a fair value hierarchy which requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. The standard describes three levels of inputs that may be used to measure fair value:
Level 1: Quoted prices (unadjusted) for identical assets or liabilities in active exchange markets that the entity has the ability to access as of the measurement date.
Level 2: Quoted prices in markets that are not considered to be active or financial instruments without quoted market prices, but for which all significant inputs are observable, either directly or indirectly.
Level 3: Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.
The investments in Washington Federal, Inc. common stock and the mutual funds investments are stated at fair value, which is based on closing prices as of the last trading day of the Plan year for those securities that are actively traded.

Stable Value Fund - A stable value fund that is composed primarily of fully benefit-responsive investment contracts that is carried at the net asset value (as a practical expedient), an amount that approximates fair value. The NAV practical expedient would not be used if it is determined to be probable that the Plan would sell the investment for an amount different from the reported net asset value. Participant transactions (purchases and sales) may occur daily. If the plan initiates a full redemption of the trust, the issuer reserves the right to temporarily delay withdrawal from the trust in order to ensure that securities liquidations will be carried out in an orderly business manner.
The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2019:

	Level 1	Level 2	Level 3	Total
Washington Federal, Inc. common stock	$14,590,871	$—	$—	$14,590,871
Mutual funds	119,428,797	—	—	119,428,797
Total investments in the fair value hierarchy	$134,019,668	$—	$—	$134,019,668

Stable Value Fund measured at NAV (practical expedient)				$2,821,129

Total investments at fair value				$136,840,797

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2018:

	Level 1	Level 2	Level 3	Total
Washington Federal, Inc. common stock	$10,977,783	$—	$—	$10,977,783
Mutual funds	63,280,134	—	—	63,280,134
Total investments in the fair value hierarchy	$74,257,917	$—	$—	$74,257,917

Stable Value Fund measured at NAV (practical expedient)				$3,790,532

Total investments at fair value				$78,048,449

Transfers Between Levels - The availability of observable market data is monitored to assess the appropriate classification of financial instruments within the fair value hierarchy. Changes in economic conditions or model-based valuation techniques may require the transfer of financial instruments from one fair value level to another. In such instances, the transfer is reported at the beginning of the reporting period.

We evaluate the significance of transfers between levels based upon the nature of the financial instrument and size of the transfer relative to total net assets available for benefits. For the years ended, December 31, 2019 and 2018, there were no transfers between levels.

NOTE 4–FEDERAL INCOME TAX STATUS

The Internal Revenue Service has determined and informed the Company by a letter dated September 15, 2017, that the Plan is designed in accordance with applicable sections of the Internal Revenue Code. The Plan has been amended since receiving the determination letter. The Plan Administrator believes that the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code, therefore, no provision for income tax has been included in the Plan’s financial statements.
The Plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2019 and 2018, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by the IRS; however, to the Plan administrator's knowledge, there are currently no audits in progress for any tax periods.

NOTE 5–PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

NOTE 6–PARTY-IN-INTEREST TRANSACTIONS

Certain Plan investments are managed by Fidelity Investments. Fidelity Management Trust Services is the trustee as defined by the Plan and affiliate of Fidelity Investments and, therefore, transactions with these entities qualify as party-in-interest transactions as defined by ERISA. Fees paid by the Plan to Fidelity for investment management services were $175,431 for the year ended December 31, 2019.
At December 31, 2019 and 2018, the Plan held 398,114 and 410,999 shares, respectively of Washington Federal, Inc. common stock, with a fair value of $14,590,871 and $10,977,783, respectively. During the year ended December 31, 2019, the Plan recorded $365,067 in dividend income on the common stock of the Company.

NOTE 7–RISKS AND UNCERTAINTIES

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market volatility and credit risks. It is reasonably possible, given the level of risk associated with investment securities, which changes in the near term could materially affect a participant’s account balance and the amounts reported in the financial statements.

NOTE 8–SUBSEQUENT EVENTS

Management has evaluated subsequent events for potential recognition or disclosure in the financial statements through the date the financial statements were issued.
On March 11, 2020, the World Health Organization classified an outbreak of the novel strain of coronavirus ("COVID-19") a global pandemic, which has adversely impacted the global economy by disrupting supply chains, lowering equity market valuations, creating significant volatility and disruption in the financial markets, and increasing unemployment levels. While the length and severity of this pandemic cannot be reasonably estimated, it has negatively impacted the market price of Washington Federal, Inc. common stock and Plan assets.
On March 27, 2020, the Coronavirus Aid, Relief and Economic Security Act ("CARES Act") was signed in to law to address financial pressures facing individuals, businesses and state and local governments due to the COVID-19 pandemic. The CARES Act contains significant provisions affecting retirement plans including penalty-free distributions and suspension of required minimum distributions. Currently, the Plan has made available CARES Act distributions which allow penalty-free distributions up to $100,000 through December 30, 2020 for Plan participants who have been diagnosed with COVID-19 or SARS-CoV-2 or have experienced adverse financial consequences as a result of being quarantined, furloughed, laid off, having work hours reduced as a result of these.

Washington Federal Bank 401(k) Plan
EIN: 91-0135860; Plan No: 001
FORM 5500, Schedule H, Line 4i - Schedule of Assets (Held As of December 31, 2019)

(a)	(b) Issuer, identity of borrower, lessor, or similar party	(c) Description of investment, Including maturity date, rate of interest, collateral, and par or maturity value	(d) Cost	(e) Fair value

*	Washington Federal, Inc.	398,114 shares of common stock	**	$14,590,871

	Mutual funds:
	American Funds Europacific Growth R6	Foreign Large Growth	**	1,142,390
	American Century Mid Cap Value R6	Mid-Cap Value	**	930,134
	ClearBridge Large Cap Growth A	Large Growth	**	3,232,144
*	Fidelity 500 Index	Large Blend	**	7,294,517
*	Fidelity Extended Market Index	Mid-Cap Blend	**	1,260,811
*	Fidelity Freedom Index 2005 Instl Prem	Target Date 2000-2010	**	845,373
*	Fidelity Freedom Index 2010 Instl Prem	Target Date 2000-2010	**	1,108,996
*	Fidelity Freedom Index 2015 Instl Prem	Target Date 2015	**	6,573,931
*	Fidelity Freedom Index 2020 Instl Prem	Target Date 2020	**	16,172,464
*	Fidelity Freedom Index 2025 Instl Prem	Target Date 2025	**	20,887,541
*	Fidelity Freedom Index 2030 Instl Prem	Target Date 2030	**	13,746,641
*	Fidelity Freedom Index 2035 Instl Prem	Target Date 2035	**	11,816,935
*	Fidelity Freedom Index 2040 Instl Prem	Target Date 2040	**	7,407,098
*	Fidelity Freedom Index 2045 Instl Prem	Target Date 2045	**	7,439,343
*	Fidelity Freedom Index 2050 Instl Prem	Target Date 2050	**	5,319,424
*	Fidelity Freedom Index 2055 Instl Prem	Target Date 2055	**	2,931,048
*	Fidelity Freedom Index 2060 Instl Prem	Target Date 2060	**	1,129,356
*	Fidelity Freedom Index 2065 Instl Prem	Target Date 2065+	**	54,549
*	Fidelity Freedom Index Inc Instl Prem	Target Date Retirement	**	1,807,103
*	Fidelity Total International Index	Foreign Large Blend	**	682,519
*	Fidelity US Bond Index	Intermediate Core Bond	**	1,059,941
	Hartford MidCap Y	Mid-Cap Growth	**	1,890,974
	LSV Value Equity Investor	Large Value	**	374,423
	MFS New Discovery Value R3	Small Value	**	705,216
	PGIM Total Return Bond R6	Intermediate Core-Plus Bond	**	1,939,035
	Wasatch Core Growth	Small Growth	**	1,676,891

				119,428,797

	T. Rowe Price Stable Value Common Trust Fund	Stable Value Fund	**	2,821,129

				$136,840,797

*	Party-in-Interest
**	Cost information is not required for participant-directed investments and therefore is not included.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: June 26, 2020.

Washington Federal 401(k) Plan

/s/ CORY D. STEWART
CORY D. STEWART
Pension Trustee

INDEX OF EXHIBITS

Exhibit No.	Exhibit Description
23.1	Consent of Independent Registered Public Accounting Firm